Ex - 99(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 51 to Registration Statement No. 033-47641 on Form N-1A of our reports each dated January 28, 2013, relating to the financial statements and financial highlights of Lord Abbett Calibrated Dividend Growth Fund, Lord Abbett Growth Opportunities Fund, Lord Abbett Classic Stock Fund, and Small-Cap Value Series, each a series of Lord Abbett Research Fund, Inc., appearing in the Annual Reports on Form N-CSR of Lord Abbett Research Fund, Inc. for the year ended November 30, 2012.

We also consent to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm,” “Financial Statements” and “Fund Portfolio Information Recipients” in the Statement of Additional Information, which are part of such Registration Statement.

/s/DELOITTE & TOUCHE LLP

New York, New York
March 22, 2013